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Exhibit 1

AGNICO-EAGLE MINES LIMITED News Release
Stock Symbol: AEM (NYSE and TSX)	For further information: David Smith; VP, Investor Relations (416) 947-1212
(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE TO BUILD GOLD MINE AT PINOS ALTOS;
INCREASES PINOS ALTOS GOLD RESERVES BY 21%

Toronto (August 9, 2007) — Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") today announced that a positive development decision was made for the 100% owned Pinos Altos gold project in northern Mexico. Additionally, as a result of recent drilling at Pinos Altos, the gold ounces in reserves have increased 21% from the figure released in February 2007. The silver ounces in these reserves has increased a further 18% over the same period.

The current gold reserves at Pinos Altos total 2.2 million ounces from 20.0 million tonnes of ore in probable reserves grading 3.5 grams per tonne, an increase of 13% in gold grade over the previous reserve estimate. The Pinos Altos deposit also includes approximately 65.7 million ounces of silver in the reserve category, an increase of approximately 10 million ounces over the previous estimate.

The Pinos Altos feasibility study did not include the increase in gold grade and gold reserves announced today. The study projects an after tax rate of return of 18.3%, based on a gold price of $530 per ounce and a silver price of $9.59 per ounce. Average annual production is expected to be approximately 150,000 ounces of gold, at average total cash costs per ounce of $230 (including royalties and net of byproduct silver credits). In addition, annual silver production is expected to average over 2.0 million ounces per annum. The initial production ramp-up is expected to begin in second quarter of 2009.

Over an estimated 11 year mine life, the feasibility study incorporates a conventional milling operation of 4,000 tonnes of ore per day and a heap leach operation reaching peak production rates of 2,500 tonnes of ore per day. Metallurgical testing indicates that the ore is non-refractory, yielding excellent gold recoveries of greater than 95% with conventional cyanidation processing (silver recoveries are expected to average approximately 50%). Overall minesite operating costs are expected to average $39 per tonne, with construction capital costs of $190 million and average sustaining capital expenditures of approximately $3 million per year. Agnico-Eagle estimates that the project will be entirely funded from existing cash and cash flows.

"Our decision to build Pinos Altos is an important step in expanding and strengthening our gold production base on our way to having six operating gold mines", said Sean Boyd, Vice-Chairman and Chief Executive Officer. "With the increase in gold reserves and grades at Pinos Altos, we continue to demonstrate the reserve growth potential of our development projects and the ability to increase gold production and further extend mine life. Additionally, we are excited to be operating in Mexico, and working with the local communities in the development of a new gold mine" added Mr. Boyd.

Agnico-Eagle has signed a letter of intent for delivery of the long-lead time ball and SAG mills for the Pinos Altos project. All the necessary land agreements with the four local ejidos are in place. Negotiations for additional surface rights with the underlying royalty holder are ongoing. If these negotiations are not successful, modifications to the proposed mine plan contained in the base case feasibility study will be implemented.

Internal rate of return sensitivities to the gold price, gold grade, capital costs, operating costs and schedules detailing the life of mine plan, capital expenditures and operating costs can be reviewed by clicking on the link below or simply copy and paste into your internet browser.

http://www.agnico-eagle.com/files/PinosAltos9Aug07.pdf

Detail of 2007 Exploration

Four drill rigs are operating on the Pinos Altos property. Diamond drilling from the first underground drilling station is planned to commence in October 2007. This drilling will follow up on recent positive drill results at depth, targeting possible extensions of the Santo Nino and Cerro Colorado zones.

Over 12,000 metres of diamond drilling is planned to be completed by the end 2007. The main focus of the underground exploration program will be resource to reserve conversion of the Cerro Colorado/Santo Nino zones and the area between them.

Most significantly, the results of the current exploration program suggest that the Creston Colorado and Mascota zones (northwest of the main Santo Nino deposit) may form part of a larger more widespread zone, occurring at a similar geologic interval, but separated by sub-vertical fault zones that displace the same mineralized horizon. These zones are not included in the current reserve and resource estimate at Pinos Altos and were not considered in the feasibility study.

Development on the underground ramp began in March, 2007. Over 350 metres of ramp have been completed to date and over 1,350 metres of ramp are expected to be completed by year end 2008.

Pinos Altos Analyst Tour

Agnico-Eagle is planning to host a tour of its Pinos Altos property on August 20 and August 21, 2007. The trip is open to equity analysts. A charter will be departing from Toronto early in the morning on August 20, returning late on August 21. Interested parties should contact Hazel Winchester at (416) 847-3717 or hwinchester@agnico-eagle.com as soon as possible as spaces are limited.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec and exploration and development activities in Canada, Finland, Mexico and the United States. Agnico-Eagle's LaRonde Mine is Canada's largest gold deposit in terms of reserves. The Company has full exposure to changes in gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 25 consecutive years.

Notes to Investors Regarding the Use of Resources

Cautionary Note to investors concerning estimates of Measured and Indicated Resources.

This press release may use the terms "measured resources" and "indicated resources". We advise investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to investors concerning estimates of Inferred Resources.

This press release may also use the term "inferred resources". We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Data

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Pinos Altos Detailed Mineral Reserve and Resource Data

Category	Au (g/t)	Ag (g/t)	Au (000's oz.)	Ag (000's oz.)	Tonnes (000's)

Probable Mineral Reserve

Total open pit	2.98	85.93	899	25,906	9,378

Total underground	3.90	116.86	1,324	39,748	10,579

Subtotal Probable Mineral Reserve	3.47	102.33	2,224	65,654	19,957

Total Probable Mineral Reserves	3.47	102.33	2,224	65,654	19,957

Category and Zone	Au (g/t)	Ag (g/t)	Au (000's oz.)	Ag (000's oz.)	Tonnes (000's)

Indicated Mineral Resource

Total underground	1.92	74.35	158	6,115	2,570

Total Indicated Resource	1.92	74.35	158	6,115	2,570

Category and Zone	Au (g/t)	Ag (g/t)	Au (000's oz.)	Ag (000's oz.)	Tonnes (000's)

Inferred Mineral Resource

Total underground	2.83	80.28	274	7,765	3,008

Total Inferred Resource	2.83	80.28	274	7,765	3,008

Tonnage amounts and contained metal amounts presented in the tables in this news release have been rounded to the nearest thousand. Reserves are not a sub-set of resources. The effective date of the mineral resources and reserves is August 9, 2007.

Cautionary Note to U.S. Investors — The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured", "indicated", and "inferred", and "resources" that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, which may be obtained from us, or from the SEC's website at: http://sec.gov/edgar.shtml. A "final" or "bankable" feasibility study is required to meet the requirements to designate reserves under Industry Guide 7. Estimates were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC Industry Guide 7. Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination which Staff of the SEC has interpreted to mean historic three-year average prices. The assumptions used for the August 9, 2007 Pinos Altos mineral reserves and resources estimate reported by the Company were $486 per ounce gold, $8.69 per ounce silver, and MXP/US$ exchange rate of 11.02.

The Canadian Securities Administrators' National Instrument 43-101 ("NI 43-101") requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonable assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

The qualified person, under the Canadian Securities Administrator's National Instrument 43-101, responsible for the Pinos Altos mineral resource estimate is Daniel Doucet, Ing., Principal Engineer Geology for the Company's Technical Services Group, Abitibi Regional Office. The effective date of the estimate is August 9, 2007. A technical report describing the resource and reserve estimate will be filed with the securities regulatory authorities in due course.

Mr. Doucet has verified the data disclosed, including the sampling, analytical and test data underlying the information contained in this press release.

Wireframe models of zones comprising the Pinos Altos deposit that were used to estimate the mineral resource were derived using drill hole intercepts of either breccia or stockwork mineralization. Gold assays were cut to either 15 grams per tonne or 46 grams per tonne, depending on the rock type. Silver assays were either not cut, or cut to 2,200 grams per tonne depending on the mineralization type. For the open pit resource models (estimated to a maximum depth of approximately 250 metres, depending on the zone), a minimum net smelter return cut off of either $16.00 per tonne for potential mill feed or $6.00 per tonne for potential heap leach feed was used to evaluate drill hole intercepts that have been adjusted to respect a minimum mining width of 4.0 metres (horizontal width). For the underground resource models, a minimum net smelter return cut-off of $33.00 per tonne was used to evaluate drill hole intercepts that have been adjusted to respect a minimum mining width of 3.0 metres (horizontal width).

In order to determine the net smelter return, the average metallurgical recoveries by heap leach for gold and silver used were 68.0% and 7.0% respectively while the average metallurgical recovery by milling for gold and silver were 95.0% and 48.0% respectively.

The mineral resource estimate was derived using a three dimensional block model of the deposit; the grades were interpolated using the inverse distance power squared method.

A 10% dilution was applied for the open pit reserve estimate while a dilution that averaged 13% was applied for the underground reserve estimate. The same metallurgical recoveries were used in the estimation of the mineral reserves as for the mineral resources. Mining recoveries of 100% for open pit mining and 95% for underground.

The net smelter return cut-offs for open pit reserves used were either $16.00 per tonne (after dilution) for milling or $6.00 per tonne (after dilution) for heap leach. For the underground reserves, a net smelter return cut-off of $35.00 per tonne (after dilution) was used.

For every 10% change in the gold price or exchange rate (leaving all other assumptions unchanged), there would be an estimated 4% change in probable reserves. The metal prices and exchange rates used in the current reserve and resource estimate are the trailing three year averages for such prices or rates in each case (as of December 31 2006), as mandated by the U.S. Securities and Exchange Commission.

The data verification process of historic drill hole information for Pinos Altos consisted of comparing a selective amount of primary information in the mineral resource data base (such as drill hole location, orientation, sample location, assay result and geological description data) against original records (such as field drill sites, original survey reports and drill core descriptions, drill core stored in the library, and assay laboratory reports). Verification also consisted of reviewing the historic assay data base and selecting additional samples for check assaying. The historic drill hole information that was verified showed acceptable results and only a very small but acceptable error rate was observed. Although this method of selective verification suggests that the entire mineral resource data base is of good quality, there may be errors in the proportion of data that was not verified.

All of the exploration information collected by the Company (except for the assay results) and inserted into the mineral resource data base was verified against original records. The quality of the assay data inserted into the Pinos Altos mineral resource data base was monitored. The verification methods used do not eliminate all of the possible errors (for example, sample bias that can only be verified through additional testing). There are no known environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues that materially affect the Pinos Altos mineral resources.

Forward-Looking Statements

The information in this press release has been prepared as at August 9, 2007. Certain statements contained in this press release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking information under the provisions of Canadian provincial securities laws. When used in this document, the words "anticipate", "expect", "estimate," "forecast," "planned" and similar expressions are intended to identify forward-looking statements or information.

Such statements and information include without limitation: statements regarding timing and amounts of capital expenditures and other assumptions; estimates of future reserves, resources, mineral production and sales; estimates of mine life; estimates of future mining costs, cash costs, minesite costs and other expenses; estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof; statements and information as to the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs, and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of reserves and resources, and statements and information regarding anticipated future exploration and; the anticipated timing of events with respect to the Company's minesites and; statements and information regarding the sufficiency of the Company's cash resources. Such statements and information reflect the Company's views as at the date of this press release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements and information. Many factors, known and unknown could cause the actual results to be materially different from those expressed or implied by such forward looking statements and information. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; risks related to title issues at the Pinos Altos project; governmental and environmental regulation; the volatility of the Company's stock price; and risks associated with the Company's byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this document, see Company's Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2006, as well as the Company's other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission. The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information.

Note to Investors Regarding the Use of Non-GAAP Financial Measures

This press release presents estimates of future "total cash cost per ounce" and "minesite cost per tonne" that are not recognized measures under United States generally accepted accounting principles ("US GAAP"). This data may not be comparable to data presented by other gold producers. These future estimates are based upon the total cash costs per ounce and minesite costs per tonne that the Company expects to incur to mine gold at the applicable projects and do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable GAAP measure. A reconciliation of the Company's total cash cost per ounce and minesite cost per tonne to the most comparable financial measures calculated and presented in accordance with US GAAP for the Company's historical results of operations is set forth in the notes to the financial statements contained in the Company's Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2006, as well as the Company's other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission.

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AGNICO-EAGLE TO BUILD GOLD MINE AT PINOS ALTOS; INCREASES PINOS ALTOS GOLD RESERVES BY 21%